THERAVANCE, INC.

901 GATEWAY BLVD.

SOUTH SAN FRANCISCO , CA 94080

(650) 808-6000

September 23, 2010

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Michael Rosenthall

Re:	September 13, 2010 Staff Comment Letter Concerning
Theravance, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed March 24, 2010
File No. 000-30319

Dear Messrs. Riedler and Rosenthall:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “2009 10-K”) and proxy statement (the “2010 Proxy”, and together with the 2009 10-K, the “Filings”), which were the subject of your letter dated September 13, 2010 (the “Comment Letter”).

In this letter, we have reproduced your comments in italicized print and have followed each comment with our response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Comment Letter.  References in this letter to “we,” “our” or “us” mean Theravance, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Patents and Proprietary Rights, page 12

1.                                       Please expand this section to identify all your material patents, the products or technologies to which they relate, the related expiration dates and the jurisdictions that issued them, and indicate if the patents are owned or licensed.

RESPONSE TO COMMENT 1:  We respectfully submit that our 2009 10-K disclosure regarding patents complies with the requirements of Regulation S-K, Item 101(c)(iv) to identify “[t]he importance to the industry segment and the duration and effect of all patents, trademarks, licenses, franchises and concessions held.”   We have disclosed the extent of our overall patent portfolio and provided the expiration dates for patents related to telavancin.  We believe that our patents relating to telavancin are currently our only material patents, as telavancin is our only approved product and our only source of product revenue.  While we believe our disclosure regarding these patents in our 2009 10-K complies with Regulation S-K and is sufficient for investors to understand our business, we agree to add supplemental disclosure (to be updated, as appropriate) to our description of our telavancin patents in our Form 10-K for the fiscal year ending December 31, 2010 to the effect that:

In particular, we own, and license to Astellas, the following U.S. patents which are listed in the FDA Approved Drug Products with Therapeutic Equivalence Evaluations (“Orange Book”) for telavancin:  U.S. Patent No. 6,635,618 B2, expiring on September 22, 2021; U.S. Patent No. 6,858,584 B2, expiring on August 24, 2022; U.S. Patent No. 6,872,701 B2, expiring on June 5, 2021; U.S. Patent No. 7,008,923 B2, expiring on May 6, 2021; U.S. Patent No. 7,208,471 B2, expiring on May 1, 2021; U.S. Patent No. 7,351,691 B2, expiring on May 1, 2021; U.S. Patent No. 7,531,623 B2, expiring on January 1, 2027; U.S. Patent No. 7,544,364 B2, expiring on May 1, 2021; and U.S. Patent No. 7,700,550 B2, expiring on May 1, 2021.  On October 15, 2009, we filed patent term extension (PTE) applications in the United States Patent and Trademark Office (USPTO) for U.S. Patent Nos. 6,635,618 B2; 6,872,701 B2; and 7,208,471 B2.  These PTE applications are currently pending and if granted, we will be permitted to extend the term of one of these patents for the period determined by the USPTO.

Definitive Proxy Statement on Schedule 14A

Board Leadership Structure, page 12

2.                                       Please provide draft disclosure for your 2010 proxy statement that explains why, in light of Dr. Vagelos electing not to stand for re-election, you have determined, for purpose of your leadership structure, that it is appropriate for Mr. Winningham to serve as both Chairman of the Board and Chief Executive Officer.

RESPONSE TO COMMENT 2:  Our 2010 Proxy discloses that “In his role as lead independent director, Mr. Waltrip will provide a source of Board of Directors leadership complementary to that of Mr. Winningham as Chairman of the Board of Directors.”  This complementary relationship between Mr. Winningham’s roles and Mr. Waltrip’s role is the reason why we believe it is appropriate for Mr. Winningham to serve as both Chairman of the Board and Chief Executive Officer.  However, in our proxy statement for our 2011 annual stockholders meeting, we propose to expand on the explanation of this complementary relationship by adding disclosure (to be updated, as appropriate) to the effect that:

Our Board believes that the combined role of Chairman and Chief Executive Officer, while balanced with our use of a lead independent director, facilitates centralized board leadership in one person, so there is no ambiguity about accountability. In addition, given the relatively small size of our company and the location of all of our operations in a single location, our Board of Directors believes that Mr. Winningham’s leadership as both Chairman and Chief Executive Officer is appropriate.

Compensation Discussion and Analysis, page 32

3.                                       We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE TO COMMENT 3:  We advise the Staff that members of senior management, including the Chief Executive Officer, Chief Financial Officer, General Counsel, and Vice President of Human Resources, conducted an assessment of our compensation policies and practices for our employees to determine whether they were reasonably likely to have a material adverse effect on us.  Some of these members of management discussed this assessment with the Compensation Committee at its December 2009 and February 2010 meetings, with the result that management and the Compensation Committee agreed that no disclosure was required by Item 402(s) of Regulation S-K.  Additionally, and as part of the review process, management and the Compensation Committee had access to and consulted with our independent compensation consultant and outside counsel on this matter.

We advise the Staff of the following features of our compensation policies and practices for our employees as discouraging or mitigating excessive risk-taking:

•                  We compensate employees with a mixture of fixed base salaries, short-term and long-term incentives.  For example, while our annual bonus program focuses on short-term goals, equity awards typically vest over a period of years which we believe encourages employees to focus on long-term stockholder value.

•                  Performance goals applicable to our short-term incentive-based compensation are tied to achievement of corporate operating goals that our Board of Directors approves and believes will enhance our long-term stockholder value if achieved.  In addition, because the goals upon which such compensation is based are company-wide, employees are discouraged from taking risk on an individual basis in an attempt to enhance the incentive payout that they may be eligible to receive, and our employees essentially rise and fall together based on the number of company-wide goals that they are able to achieve as a team.

•                  The amount of short-term incentive compensation is capped at 150% of target (target bonuses are set at a percentage of base salary ranging from 5% to 60%).  Maintaining such target and maximum bonus amounts ensures that employees do not have an undue incentive to pursue short-term achievements that may negatively impact long-term stockholder value.

•                  Our Compensation Committee retains discretion to increase or decrease employees’ short-term incentive compensation if it believes the situation warrants it.

Annual Incentive Compensation, page 35

4.                                       Please provide draft disclosure for an amendment, with respect to the incentive cash bonuses awarded to your named executive officers for their 2009 performance, including;

•                          The dollar amount awarded to each person;

•                          Each of the specific performance goals applicable to each named executive officer and how each objective was weighted. To the extent that any of the performance goals were quantitative, please discuss this;

•                  The actual level of achievement of each of the performance goals applicable to each named executive officer; and

•                  The relationship between the level of achievement of performance goals and the amount of bonuses awarded.

RESPONSE TO COMMENT 4:  In response to the Staff’s request regarding our 2009 bonus program, we advise the Staff that, as discussed in greater detail below, we believe the requested information either was provided in the 2010 Proxy Statement or else is not required or otherwise material to investors.  Accordingly, we respectfully submit that no amendment to our 2010 Proxy Statement is appropriate.  However, we agree to provide additional disclosure in our

2011 Proxy Statement as discussed below.  Specifically, the Staff commented with regard to the following four areas:

The dollar amount awarded to each person.  As indicated in the CD&A, the dollar amount awarded to each named executive officer under our 2009 bonus program was disclosed in “Non-Equity Incentive Compensation” column of the 2009 Summary Compensation Table on page 43 of the 2010 Proxy Statement.   In response to the Staff’s comment, we will also include the actual dollar amounts awarded to each named executive officer under our 2010 bonus program in next year’s CD&A.

Each of the specific performance goals applicable to each named executive officer and how each objective was weighted.  To the extent that any of the performance goals were quantitative, please discuss this.  We advise the Staff that the same performance goals applied equally to all of our named executive officers, that there were no individual goals, and that none of the goals were quantitative (all were operational goals).  In response to the Staff’s request for the specific performance goals, we respectfully submit that we disclosed the performance goals in general terms and that additional detail was not material to an understanding of what our 2009 bonus program was intended to reward.  In addition, the more specific terms of some of those goals would necessarily be technical in nature and would not meaningfully enhance investor understanding of those goals.  Finally, the weighting assigned to each goal is not required by Item 402(b) of Regulation S-K and we did not believe the individual weighting assigned to each goal to be material to an understanding of our bonus program.  In response to the Staff’s comment, in next year’s CD&A we will clarify that all the performance goals apply equally to all of our employees (including the named executive officers) and we will discuss the specific goals under our 2010 bonus program (subject to our discretion to exclude any goals in accordance with Instruction 4 of Item 402(b) of Regulation S-K if we determine disclosure would cause competitive harm) in next year’s CD&A.

The actual level of achievement of each of the performance goals applicable to each named executive officer.  We advise the Staff that each of the 2009 goals was binary; it was either achieved or not achieved.  As indicated on page 36 of our 2010 Proxy Statement, goals with an aggregate weighting of 85% were achieved.  While we respectfully submit that a more detailed level of goal achievement disclosure is not required by Item 402(b) of Regulation S-K, we will include disclosure of the goals achieved in our 2011 Proxy Statement.

The relationship between the level of achievement of performance goals and the amount of bonus awarded.  We advise the Staff that the amount of bonus awarded to each named executive officer was 85% of his target amount, the same as the percentage of goals achieved.  Our Compensation Committee did not exercise its discretion to increase or decrease actual bonus amounts.  As we have done in the past, if the Compensation Committee exercises any discretion to increase or decrease the actual dollar amounts awarded to a named executive officer under our 2010 bonus program, we will discuss that exercise of discretion in our 2011 Proxy Statement.

We acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 808-6171 or Heather M. Shane, our Assistant General Counsel, at (650) 808-4078 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Bradford J. Shafer

Bradford J. Shafer
Senior Vice President, General Counsel

cc:	Rick E Winningham
William D. Young
Heather M. Shane, Esq.
Elizabeth Webb, Esq.
David T. Young, Esq.